UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40795

On Holding AG
(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190
8005 Zürich, Switzerland
Tel:+41 44 225 1555
Fax: +41 44 225 1556
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

On July 7, 2023, On Holding AG, as guarantor (the "Company"), and its wholly-owned subsidiaries On AG, as borrower and guarantor (the "Borrower"), and On Inc., as guarantor, entered into a CHF 700,000,000 multicurrency credit facility agreement (the "Facility Agreement") with UBS Switzerland AG as mandated lead arranger, bookrunner, coordinator, agent, security agent and lender ("UBS") and the other lenders party thereto (collectively, the “Lenders”).

The Company does not currently expect to draw cash from the Facility Agreement in the near term. The Company has entered into the Facility Agreement as part of its prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the Facility Agreement may be used towards the financing of working capital requirements and for general corporate purposes of the Group, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees.

The Facility Agreement provides the Company with an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200,000,000, subject to the satisfaction of certain customary conditions. The maximum aggregate amount of availability under the Facility Agreement is subject to a borrowing base that consists of a percentage of the book value of eligible receivables plus a percentage of the book value of eligible inventory.

The obligations of the Company, the Borrower and On Inc. under the Facility Agreement are secured by pledges of inventory owned by the Borrower and On Inc. as well as by assignments of specified receivables. In specified circumstances, additional guarantors are required to be added to the Facility Agreement.

Borrowings under the Facility Agreement will accrue interest at a percentage rate per annum equal to the sum of the relevant published reference rate for the currency borrowed plus the applicable margin. The applicable margin will range from 1.40% - 2.30% per annum, depending on the leverage ratio of the Company and its subsidiaries (the “Group”), and will initially be 1.40% per annum. In the case of borrowings made in U.S. Dollars, the applicable margin will be increased by a funding premium of 0.10% per annum.

The Facility Agreement has an initial term of three years and may be extended twice for a period of one year each. The Borrower is permitted to reduce the availability of borrowings under the Facility Agreement or prepay any borrowings thereunder in whole or in part upon advance notice in accordance with the terms of the Facility Agreement. Upon the occurrence of an event of default that is continuing, the availability of borrowings under the Facility Agreement may be terminated and all borrowings thereunder may become immediately payable in full in accordance with the terms of the Facility Agreement. The Facility Agreement also contains customary affirmative and negative covenants, as well as certain financial covenants, including that the Consolidated Equity (as defined in the Facility Agreement) of the Company amounts to at least CHF 800,000,000 and that the leverage ratio of the Group does not exceed 3.50x. The Facility Agreement is governed by Swiss law.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-268852) and Form S-8 (Registration Nos. 333-259533 and 333-268853) of On Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer

Date: July 10, 2023